LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED
2004 APR 22 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2004

04024497

PROCESSED
APR 22 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of April 20, 2004

- **Legacy Hotels Real Estate Investment Trust Reports First Quarter 2004 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Sari Diamond
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT

RECEIVED
2004 APR 22 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FIRST QUARTER 2004 RESULTS
- Canadian portfolio RevPAR exceeds 2002 levels -
- U.S. hotel revenues increase 9% -

TORONTO, April 20, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months ended March 31, 2004. All amounts are in Canadian dollars unless otherwise indicated. Legacy will hold its annual and special meeting of unitholders at 10:00 a.m. Eastern Time on April 22, 2004 at The Fairmont Royal York in Toronto.

"We are pleased to report improving performance through most of our portfolio with revenue per available room ("RevPAR") up 2.5%," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "The travel recovery in both Canada and the U.S. is encouraging, with occupancies increasing throughout the majority of our portfolio. Our Canadian portfolio's RevPAR exceeded 2002 levels for the comparable period. In addition, our recent diversification in the United States appears well timed as the U.S. lodging industry is benefiting from improving travel demand."

Continued Mr. Labatte. "The first quarter is traditionally Legacy's lowest earnings period, however, we are encouraged by recent trends, which point to the anticipated strong recovery in the lodging sector in 2004."

Three Months Ended March 31, 2004

First quarter revenues increased $19.9 million or 15.3% to $150.2 million. The addition of The Fairmont Olympic Hotel, Seattle in August 2003 contributed $11.0 million in revenues during the quarter. Our second U.S. property, in Washington, D.C., also benefited from improving travel demand in the U.S. Together, both properties achieved revenue growth of 9% on a U.S. currency basis over their performance in 2003. The average Canadian dollar exchange rate has appreciated approximately 14% compared to the first quarter of 2003, which reduces the Canadian dollar equivalent of our U.S. revenues.

Revenues at our Canadian portfolio increased in virtually all markets, led by improved performance at Fairmont The Queen Elizabeth following the completion of its major renovation project in the second quarter of 2003. Our properties in British Columbia benefited from strong demand growth at each of the hotels. The Toronto market continues to strengthen with occupancy and revenues at our three Toronto hotels returning to historical levels for the first quarter. Performance at Fairmont Le Château Frontenac was below expectations this quarter as a result of lower than anticipated U.S. and international travel demand. The lower demand is consistent with first quarter results for other major Canadian resorts which rely on this customer segment.

Hotel EBITDA[1] more than doubled to $11.1 million in the first quarter. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 7.4% compared with 4.2% in the first quarter of 2003 as a result of higher occupancy and diligent adherence to cost control measures.

A $7.8 million increase in amortization, primarily due to a change in accounting policy [See Trust Developments], contributed to the increase in the first quarter net loss of $26.4 million or $0.28 diluted net loss per unit compared to a loss of $21.4 million or $0.24 diluted net loss per unit in 2003. Net loss

was also impacted by increased interest and amortization expenses related to the recent hotel acquisition in Seattle. Distributable loss[2] per unit for the period improved to $0.15 per unit compared to a net loss of $0.17 per unit in the prior period. Given the seasonality of the portfolio and the fixed nature of certain operating costs, first quarter results are not indicative of results for the full year. Legacy historically incurs a loss in the first quarter.

RevPAR for the portfolio increased 2.5% to $88.37 for the first quarter of 2004 compared to 2003. The strength in occupancy, which improved 2.9 points, offset the drop in average daily rate ("ADR") of 2.4%. After adjusting for the foreign exchange impact, RevPAR increased approximately 5% over 2003.

At the Fairmont managed properties, RevPAR increased 5.0% to $97.95 as a result of a 4.8 point improvement in occupancy and a 3.4% decrease in ADR. Strong performance was experienced through the majority of the portfolio led by an approximate 40% RevPAR improvement at Fairmont The Queen Elizabeth following the completion of its extensive renovation program in the spring of 2003. Strong performance at each of our hotels in British Columbia contributed to an approximate 20% RevPAR improvement for the region. Reduced visitation from U.S. and international travellers resulted in an approximate 15% RevPAR decline at Fairmont Le Château Frontenac.

At the Delta managed properties, RevPAR of $69.64 was down 3.7% due to a drop in both occupancy and ADR of 0.8 points and 2.4%, respectively. Performance at our Ottawa and Montreal hotels was below expectations this quarter, which led to the overall decline in RevPAR. Both properties are anticipating strong performance through the balance of the year with annual results expected to exceed 2002 levels.

Trust Developments

Effective January 1, 2004, Legacy has adopted the straight-line method of amortization for hotel buildings in accordance with new accounting standards issued by the Canadian Institute of Chartered Accountants. This change in accounting policy has been applied prospectively. While significantly impacting net income, this change does not affect distributable income and therefore will not impact future distributions to unitholders.

Capital expenditures during the quarter totalled $4.9 million. Following the completion of several significant capital projects over the past three years, Legacy anticipates investing approximately $45 million in its properties in 2004. Attractive returns on the capital invested are expected once the properties realize the full benefit of these improvements, which typically occurs two to three years after completion.

Outlook

"Group business bookings for the balance of this year remain ahead of booking levels experienced at this time last year for the corresponding period. This trend is promising since booking levels at the end of March 2003 had not yet been impacted by cancellations due to SARS concerns," commented Mr. Labatte. "While it is still early in the recovery, we remain optimistic with respect to the strength of recovery for our critical summer leisure and tour business. Our preliminary expectations are that both occupancies and rates in 2004 will return to levels realized in 2002."

Continued Mr. Labatte, "We recognize the importance of distributions to our unitholders. Should our performance and business volumes continue to build as expected over the next few months, we would hope to resume distributions in the second quarter."

Legacy has published a Supplemental Information Package for the three months ended March 31, 2004, which provides a summary of corporate data, financial highlights and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on its Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on April 20, 2004 through to April 27, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3030032.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended March 31	
	2004	2003
Revenue per available room	$ 88.37	$ 86.21
Average daily rate	$ 148.82	$ 152.53
Occupancy	59.4%	56.5%
RevPAR – Fairmont Regional		
British Columbia	$ 87.19	$ 72.52
Alberta, Saskatchewan and Manitoba	91.66	87.76
Ontario and Quebec	92.90	89.34
United States	146.21	153.59
Total	$ 97.95	$ 93.31
RevPAR – Delta Regional		
Alberta, Saskatchewan and Manitoba	$ 72.02	$ 71.36
Ontario and Quebec	72.94	79.96
Atlantic Canada	61.95	60.42
Total	$ 69.64	$ 72.33

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be

meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under generally accepted accounting principles ("GAAP"). Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

1. Hotel EBITDA is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net loss:

In millions of dollars	Three months ended March 31 2004		2003
Hotel EBITDA	$	11.1 $	5.5
Deduct (add):			
Amortization of property and equipment		18.9	11.2
Advisory fees		2.1	2.0
Other expenses		0.8	0.5
Interest expense, net		17.2	13.7
Income tax recovery, net		(1.5)	(0.5)
Net loss	$	(26.4) $	(21.4)

2. Distributable loss is a non-GAAP financial measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Distributable loss is calculated as net loss before amortization, income taxes and special charges less the capital replacement reserve. This amount, determined in accordance with the Declaration of Trust, is intended to approximate Legacy's taxable income and forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

Distributable loss reflects net loss adjusted for the following items:

In millions of dollars	Three months ended March 31 2004		2003
Net loss	$	(26.4) $	(21.4)
Add (deduct):			
Amortization of property and equipment		18.9	11.2
Income tax recovery, net		(1.5)	(0.5)
Cash receipt on management contracts		2.6	2.1
Distributions on convertible debentures		(2.9)	(2.9)
Capital replacement reserve		(6.6)	(5.8)
Distributable loss	$	(15.9) $	(17.3)

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta.
- The cash receipt on management contracts are taxable and are therefore included in the calculation of distributable income. For accounting purposes, these amounts are deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income.

Contacts: Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	March 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 42,160	$ 19,335
Accounts receivable	44,863	46,630
Inventory	7,659	7,927
Prepaid expenses	11,176	6,837
	105,858	80,729
Property and equipment	1,838,729	1,850,127
Goodwill	35,425	35,425
Other assets (note 3)	36,034	22,068
Future income taxes	8,159	6,340
	$ 2,024,205	$ 1,994,689
LIABILITIES		
Current liabilities		
Bank loans	$ 76,852	$ 59,873
Accounts payable and accrued liabilities	75,174	64,820
Accrued distributions and dividends	5,844	2,946
Current portion of long-term debt	40,780	13,368
Other	132	11,488
	198,782	152,495
Long-term debt (note 4)	826,527	815,794
Other liabilities	26,905	26,658
Future income taxes	35,484	35,330
	1,087,698	1,030,277
Unitholders' interest		
Units (note 5)	795,682	795,682
Contributed surplus (note 2)	330	49
Exchangable shares	126,420	126,420
Convertible debentures	147,619	147,281
Foreign currency translation adjustments	(26,329)	(27,696)
Deficit (note 2)	(107,215)	(77,324)
	936,507	964,412
	$ 2,024,205	$ 1,994,689

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended March 31	
	2004	2003
Revenues		
Room	$ 86,339	$ 77,181
Food and beverage	53,621	44,793
Other	10,192	8,235
	150,152	130,209
Operating expenses	119,565	106,929
Gross operating profit	30,587	23,280
Hotel management fees	4,390	4,079
Property taxes, rent and insurance	15,116	13,695
Operating income from hotel operations	11,081	5,506
Other expenses		
Amortization of property and equipment	18,940	11,157
Advisory fees	2,056	2,016
Other	756	493
	21,752	13,666
Loss before interest expense and income tax expense	(10,671)	(8,160)
Interest expense, net	17,176	13,740
Loss before income tax expense	(27,847)	(21,900)
Income tax expense/(recovery)		
Current	150	150
Future	(1,623)	(662)
	(1,473)	(512)
Loss for the period	$ (26,374)	$ (21,388)
Basic and diluted loss per unit (note 6)	$ (0.28)	$ (0.24)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31	
	2004	2003
Deficit - beginning of period	**$ (77,324)**	$ (37,502)
Net loss for the period	**(26,374)**	(21,388)
Distributions in the period	**-**	(16,533)
Dividends on exchangeable shares	**-**	(1,942)
Part VI.1 tax on exchangeable share dividends	**-**	(777)
Part VI.1 tax deduction	**-**	793
Accretion of convertible debenture issuance costs	**(338)**	(338)
Change in accounting policy for unit-based compensation (note 2)	**(281)**	-
Distributions on convertible debentures	**(2,898)**	(2,866)
Deficit - end of period	**$ (107,215)**	$ (80,553)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31	
	2004	2003
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net loss for the period	$ **(26,374)**	$ (21,388)
Items not affecting cash		
Amortization of property and equipment	**18,940**	11,157
Part VI.1 tax	**-**	(777)
Future income taxes	**(1,623)**	(662)
Other	**1,072**	550
Changes in non-cash working capital (note 7)	**7,684**	(341)
	(301)	(11,461)
INVESTING ACTIVITIES		
Additions to property and equipment	**(4,915)**	(15,396)
Proceeds from sale of capital assets	**17**	60
Other assets (note 3)	**(15,621)**	(83)
	(20,519)	(15,419)
FINANCING ACTIVITIES		
Net repayment of loan from affiliate	**(11,356)**	-
Net proceeds from mortgage (note 4)	**39,778**	-
Mortgage payments	**(3,006)**	(1,758)
Increase in bank loans	**16,979**	-
Other	**(33)**	(33)
	42,362	(1,791)
Translation adjustments affecting cash and cash equivalents	**1,283**	(260)
Increase (decrease) in cash and cash equivalents balance during the period	**22,825**	(28,931)
Cash and cash equivalents balance - beginning of period	**19,335**	46,224
Cash and cash equivalents balance - end of period	$ **42,160**	$ 17,293
SUPPLEMENTAL DISCLOSURE		
Income taxes paid	**300**	996
Interest paid	**18,211**	9,927

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
March 31, 2004 and 2003
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

   Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

   Long-lived assets
   Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, Legacy has begun amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earnings for the three months ended March 31, 2004 by $6,000.

   Unit-based compensation
   Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively and resulted in a charge to deficit of $281 and an increase to contributed surplus of $281.

3. Included in other assets is a US$10,100 deposit made under the terms of an existing mortgage.

4. On March 31, 2004, Legacy secured a ten-year, $40,000 mortgage on the Sheraton Suites Calgary Eau Claire. The mortgage bears interest at an annual effective rate of 6.91%.

5. At March 31, 2004, 89,360,094 units were outstanding (2003 - 89,360,094).

6. Net loss per unit is based on net loss available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended March 31	
	2004	2003
Net loss	$ **(26,374)**	$ (21,388)
Part VI.1 tax, net of Part I tax deduction	**-**	16
Accretion of convertible debenture issuance costs	**(338)**	(338)
Distributions on convertible debentures	**(2,898)**	(2,866)
Net loss and diluted net loss available to unitholders	$ **(29,610)**	$ (24,576)
Weighted average number of units outstanding (thousands)	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060

   For the three months ended March 31, 2004, debentures convertible into 17,142,857 (2003 - 17,142,857) units and the associated net loss impact were excluded from the computation of diluted net loss per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net loss and basic and diluted earnings per unit would have been:

		March 31, 2003
Reported net loss available to unitholders	$	(24,576)
Net loss assuming fair value method used		(24,588)
Basic and diluted net loss per unit assuming fair value method used		(0.24)

7. Changes in non-cash working capital

	Three months ended March 31			
		2004		2003
Decrease in accounts receivable	$	269	$	5,124
Decrease in inventory		282		216
Increase in prepaid expenses		(4,324)		(4,418)
Increase (decrease) in accounts payable and accrued liabilities		11,457		(1,263)
	$	7,684	$	(341)

8. At March 31, 2004, Legacy has a receivable from FHR of US$9,000 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86,600. The loan meets all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR has a 25% participation amounting to US$10,813 in the first mortgage on The Fairmont Olympic Hotel, Seattle .

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.